Exhibit 99.1

VESTA ANNOUNCES CLOSING OF US$545 MILLION GLOBAL SYNDICATED SUSTAINABLE CREDIT FACILITY INCLUDING US$200 MILLION REVOLVING CREDIT FACILITY

Mexico City, December 18, 2024– Corporación Inmobiliaria Vesta, S.A.B. de C.V. (“Vesta”) (BMV: Vesta; NYSE: VTMX), a leading industrial real estate company in Mexico, announced today that is has closed the previously announced US $545 million Global Syndicated Sustainable Credit Facility (the "Facility") comprised of a US $345 million term loan available through two tranches, for three and five years, with an 18-month availability period and a US $200 million Revolving Credit Facility, substituting the Company’s prior US $200 million in-place un-drawn Revolving Credit Facility. The International Finance Corporation (IFC), BBVA, Citigroup, and Santander acted as Joint Lead Arrangers of the transaction.

Juan Sottil, Vesta’s Chief Financial Officer, commented, “We’re pleased to have completed this new financing. It provides us with continued access to strategic liquidity reserves, at a competitive cost, as we remain focused on executing our short- and long-term initiatives aligned with Vesta’s Route 2030 growth plan and with our stated balance sheet guidelines to ensure Vesta’s continued prudent financial management. We appreciate the support of our current lenders as well as our new institutional lenders and look forward to continuing to partner with them in the future.”

The transaction details are as follows:

•	Tranche I - Three-year US $172.5 million Term Loan, at the equivalent coupon of SOFR plus a 130 basis points applicable margin.

•	Tranche II - Five-year US $172.5 million Term Loan at the equivalent coupon of SOFR plus a 150 basis points applicable margin.

•	Revolving Credit Facility – Four-year US $200 million facility at the equivalent coupon of SOFR plus a 150 basis points applicable margin.

The three tranches of the Credit Facility are subject to a sustainability pricing adjustment to the applicable margins, equivalent to a reduction of five basis points, which is subject to Vesta’s compliance of its annual KPI target related to the total certified gross leasable area of the Company´s sustainability certified buildings.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of September 30, 2024, Vesta owned 221 properties located in modern industrial parks in 16 states of Mexico totaling a GLA of 39.1 million sf (3.6 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information visit: www.vesta.com.mx.

Investor Relations Contact, Mexico:	New York:
Juan Sottil, CFO	Barbara Cano
jsottil@vesta.com.mx	barbara@inspirgroup.com
Tel: +52 55 5950-0070 ext.133	Tel: +1 646 452 2334

Fernanda Bettinger, IRO

mfbettinger@vesta.com.mx

investor.relations@vesta.com.mx

Tel: +52 55 5950-0070 ext.163